UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of November , 2005

                                Golar LNG Limited
                 (Translation of registrant's name into English)

                   Par-la-Ville Place, 14 Par-la-Ville Road,
                        Hamilton, HM 08, Bermuda (Address
                         of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                               Form 20-F  [X]  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes_____  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated November 29, 2005.

                                  Exhibit 99.1

                                   Golar LNG


INTERIM REPORT SEPTEMBER 2005


Third Quarter and Nine Months Results

Golar LNG reports net income of $11.0 million for the three months ended September 30, 2005 and operating income of $17.0 million as compared to a net loss of $4.4 million and operating income of $11.6 million for the second quarter of 2005. Net cash provided by operating activities was $19.8 million for the quarter, which has increased from $11.5 million for the second quarter of 2005.

The results for the third quarter have been positively impacted by the mark-to-market revaluation of interest rate swaps, which has resulted in a net gain (after minority interests) of $8.8 million and foreign exchange and currency swap gains in respect of the Company's leases of $0.3 million. Both these items, which total an income for the quarter of $9.1 million (net charge of $10.2 million for last quarter), are unrealised and therefore have no cash impact. Interest rate swap gains were impacted during the third quarter of 2005 due to an increase in long-term interest rates between June 2005 and September 2005.

The Company's share of Korea Line Corporation's ("Korea Line") net loss for the three months to September 30, 2005, is $0.3 million as compared to last quarter's net income of $7.4 million in respect of Golar's 21% shareholding. Korea Line's loss this quarter is largely due to the impact of falling rates in the drybulk market on their operating income.

The increase in operating revenues for the third quarter of 2005 to $42.8 million, up from $38.9 million last quarter is primarily due to the increased utilisation of vessels in the Golar-Exmar joint spot market pool arrangement. Out of the four vessels involved in this pool (three Golar and one Exmar) effectively two were fully employed during the third quarter of 2005 as opposed to effectively only one during the second quarter of 2005. Average daily time charter equivalents (TCEs) for the total fleet were $45,460 for the third quarter of 2005 compared to $41,200 for the second quarter of 2005.

Vessel operating and administrative expenses were down this quarter as compared to last quarter. Vessel operating expenses were $9.3 million for this quarter compared to $9.6 million for the second quarter of 2005, and administration costs were $2.7 million this quarter compared to $3.5 million last quarter. These reductions are in a large part due to the vessel management reorganisation which the Company undertook earlier in 2005.

Net interest expense for the third quarter of 2005 was $12.4 million, which compares to $11.4 million last quarter. The increase over last quarter is largely due to the impact of higher interest rates on floating rate debt and the effect of additional interest rate swaps entered into during the second quarter of 2005. Interest expense and interest income includes $9.8 million and $8.0 million respectively relating to the Company's lease finance transactions.

Other financial income for the third quarter of 2005 of $9.0 million includes a gain of $9.5 million associated with the movement in fair value of interest rate swaps. This compares to a loss of $7.8 million last quarter. Other financial items also include net foreign exchange translation and currency swap gains of $0.3 million in respect of its leases during the third quarter of 2005, as compared to a $2.2 million loss last quarter.

Earnings per share for the quarter was $0.17 as compared to a loss per share of $0.07 for the second quarter of 2005.

For the nine months ended September 30, 2005 the Company reports revenues of $125.9 million, operating income of $46.8 million and net income of $23.9 million as compared to $118 million, $55.0 million and $38.1 million respectively, for the same period last year. Revenues for the nine months ended September 30, 2005 have increased due to the addition to the fleet of the Golar Winter and the Golar Frost during 2004 and the Golar Viking in January 2005. However, operating income and net income have been negatively impacted as a result of the low levels of utilization of these vessels which has meant they have traded at a loss during 2005.

The number of shares outstanding as of September 30, 2005 was 65,562,000 (June 30, 2005: 65,562,000). The weighted average number of shares outstanding for the third quarter of 2005 was 65,562,000 and 65,612,000 for the twelve months ended December 31, 2004.

Corporate and Other Matters

As announced in October 2005, the Board of Golar LNG has approved a share buy back scheme and in connection with this has entered into a 12 month equity swap agreement with the Bank of Nova Scotia under which Scotia may acquire an amount of up to 3.2 million Golar LNG shares. The agreement is structured so that upon termination Scotia will pay to or receive from Golar an amount equal to the movement in Golar's share price times the number of shares acquired by Scotia. In consideration of this Golar will pay to Scotia compensation based upon a floating rate of interest plus a margin on the purchase price paid by Scotia. Golar is therefore effectively exposed to fluctuations in its share price, and will have a right to terminate the agreement during the 12-month period.

In connection with this equity swap as at November 29, 2005 Scotia have acquired 600,000 Golar LNG shares at an average price of $11.04.

The Company continues to focus on floating energy solutions as a major area for business development and throughout the quarter has progressed its portfolio of terminal related projects. The Livorno FSRU project has completed all necessary approvals/permits and is now waiting for the Ministerial decree to be issued; a process which takes a little time and which may not be complete before the end of the year. The Spanish Energy Company Endesa has, together with the Tuscany based energy company Amga, effectively taken over the majority control in the project. This should be seen as a positive development and one which reduces the operational and completion risk of the project.

The Cyprus FPGP licence application is progressing well with regular clarification meetings taking place between Golar, Saipem (our partners) and the Cyprus Electricity Regulatory Authority (CERA). As reported last quarter, significant progress has been made in developing an engineering specification for conversion of an existing Golar vessel to an FSRU at an Asian shipyard and this process is nearing completion. The target would be to make available a 2.0 mtpa FSRU within 12 to 16 months of building contract award. A final investment decision in respect of this project should be expected shortly.

The Board and management have spent considerable time during the past year on developing relationships with several major LNG players. The aim has been to increase the utilisation of the Company's spot vessels and to develop a more integrated business. The Board is pleased that these efforts now seem to be showing some results.

The Company's next newbuilding will be delivered in January 2006. This ship has been financed through a lease financing which is providing funding of $105 million.

The Board is disappointed by the fact that the Company has not so far been in position to develop any joint business with Korea Line. The Board is continuously evaluating this investment and may consider changing the level of investment in order to meet the Company's objectives. The Korea Line stock is currently trading at a substantial discount to book value and an even larger discount to the underlying net asset value.

The technical management organisational changes which were initiated during the first quarter of 2005 are now fully implemented and the introduction of the new managers has been completed to the full satisfaction of our customers. The new structure has also lead to reduced costs both onshore and offshore.

Market

With Egypt, albeit intermittently, now coming on stream and with Trinidad and other contracts also supplying additional LNG into the market, the short-term transportation market has undergone something of a transformation. Operators in the Atlantic area are now in transportation balance, or even, depending on the US/European gas pricing balance, in potential shortfall of vessels. The result of this is improved utilization for all vessels including Golar's during the fourth quarter. We are just entering the winter season for the Far East where historically Korea and Japan have considerable short-term swings depending on the weather. This should ensure that all tonnage currently idle will be employed during the next few months. The prospects beyond then for transportation remain unclear as the temporarily unemployed Snohvit vessels and other tonnage comes into the market during next year. Rates have moved upwards but are still very susceptible to any competition from project vessels competing in the spot market prior to their long-term projects commencing.

The level of LNG transported has increased markedly with Spain and France now taking more quantities. High prices in the US has meant a number of cargoes have been delivered there as well, with producers once again taking by far the largest benefit. However the recent decline in Henry Hub prices has seen a swing back to European destinations as the winter sets in.

Long-term contracts continue to be developed, the latest of which is Qatargas next phase for the large vessels of over 200,000 m3. In the Company's view extraordinarily low charter hire rates have been accepted by ship owners for both capital and operating cost elements. Qatargas and other projects like Brass River, Shell's Qatar project, and Angola's activity will result in a requirement for at least 50 to 60 ship orders over the next few years. However, shipyards have now expanded their capacity to 40 ships per year or more thus largely eliminating any potential for price pressures.

Global LNG trade rose to close to 70 million tonnes in the first six months of the year, a 7% rise over the same period of 2004. The expected extra production this year of approximately 23 million tonnes has by and large reached the market after a number of delays affected almost all of the projects. A further 11.5 mmta is scheduled for 2006.

Currently there are 187 existing LNG carriers with around 130 more on order (including 3 vessels of 74,000 m(3) but excluding smaller vessels)

However, whilst the Board remains of the view that there will be more opportunities for spot vessels to obtain business moving forward, and some marked improvement in utilisation and earnings, the margins available for transportation will remain relatively small with producers able to take the major benefit of high spot sales prices. In the medium term therefore shipping rates are likely to remain under pressure. However, debottlenecking of production capacity and technical problems experienced on certain vessels together with strong US gas prices might change a slightly oversupplied market to a balanced or even tight shipping market.

Outlook

The Board expects that the earnings from the Company's spot vessels will increase in the fourth quarter. With this improvement and with stable underlying earnings, shareholders should expect slightly improved operating results in the fourth quarter. Net income for the fourth quarter will be further influenced by the results from Korea Line and the development in long-term interest rates and their impact on the Company's interest rate swaps.

The progress made on the project portfolio and the positive development in the spot market leads to an improved overall outlook for our Company.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.



November 29, 2005
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Tr0im: Director and Chief Executive Officer +44 7734 976 575 Charlie Peile: Executive Vice President, Head of Commercial +44 207 517 8600 Graham Robjohns: Chief Financial Officer +44 207 517 8600

GOLAR LNG LIMITED THIRD QUARTER 2005 REPORT (UNAUDITED)


INCOME STATEMENT                                  2005          2004           2005            2004           2004
(in thousands of $)                             Jul- Sep      Jul- Sep       Jan - Sep      Jan - Sep       Jan - Dec
                                               unaudited      unaudited      unaudited      unaudited        audited
                                                             (restated)                     (restated)
Operating revenues                                  42,787         43,524        125,891         118,032        163,410
Vessel operating expenses                            9,253          9,673         28,470          26,172         35,759
Voyage expenses                                        967            988          3,413           1,893          2,561
Administrative expenses                              2,658          1,812          9,295           5,420          8,471
Depreciation and amortisation                       12,913         11,356         37,869          29,592         40,502
Total operating expenses                            25,791         23,829         79,047          63,077         87,293
Operating income                                    16,996         19,695         46,844          54,955         76,117
Interest income                                      8,752          8,466         26,941          22,983         31,879
Interest expense                                  (21,151)       (17,151)       (61,544)        (44,320)       (61,987)
Other financial items                                8,963        (6,860)          1,498           (849)          4,804
Income before taxes and minority interest           13,560          4,150         13,739          32,769         50,813
Minority interest                                  (2,164)            355        (5,947)         (4,824)        (7,575)
Taxes                                                (152)          (132)          (571)           (348)          (420)
Equity in net earnings of investee                   (283)            723         16,711          10,463         13,015
Net income                                          10,961          5,096         23,932          38,060         55,833

Basic earnings per share ($)                         $0.17          $0.08          $0.37           $0.58          $0.85

BALANCE SHEET                                                        2005               2004                2004
(in thousands of $)                                                 Sep 30             Sep 30              Dec 31
                                                                  unaudited           unaudited           audited
                                                                                     (restated)
ASSETS
Short term
Cash and cash equivalents                                                 77,710            101,503              51,598
Restricted cash and short-term investments                                43,703             46,499              41,953
Other current assets                                                      17,194             18,255              22,358
Amounts due from related parties                                              28                254                 294
Long term
Restricted cash                                                          708,623            668,023             714,802
Equity in net assets of non-consolidated associate                        65,380             44,545              48,869
Newbuildings                                                             109,248             95,660             145,233
Vessels and equipment, net                                             1,224,299          1,086,706           1,078,383
Other long term assets                                                    10,885              6,961               6,839
Total assets                                                           2,257,070          2,068,406           2,110,329

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                                         65,822             65,298              66,457
Current portion of capital lease obligations                               2,537              2,451               2,662
Other current liabilities                                                 53,158             63,195              46,401
Amounts due to related parties                                               397                575                 374
Long term
Long term debt                                                           780,622            657,694             636,497
Long term capital lease obligations                                      818,671            786,119             842,853
Other long term liabilities                                               83,457             92,558              86,033
Minority interest                                                         25,028             23,530              26,282
Stockholders' equity                                                     427,378            376,986             402,770
Total liabilities and stockholders' equity                             2,257,070          2,068,406           2,110,329

STATEMENT OF CASH FLOWS                                        2005          2004           2005          2004          2004
(in thousands of $)                                         Jul - Sep      Jul- Sep      Jan - Sep     Jan - Sep     Jan - Dec
                                                            unaudited      unaudited     unaudited     unaudited      audited
                                                                          (restated)                   (restated)
OPERATING ACTIVITIES
Net income                                                       10,961          5,096        23,932        38,060        55,833
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortisation                                    12,913         11,356        37,869        29,592        40,502
Amortisation of deferred charges                                    348            365         2,697           897         1,270
Income/(loss) attributable to minority interests                  2,164          (355)         5,947         4,824         7,575
Undistributed net loss/(earnings) of non-consolidated               283          (723)      (15,164)      (10,463)      (12,844)
investee
Drydocking expenditure                                              145        (1,886)       (9,238)      (11,127)      (13,299)
Change in market value of interest rate and currency            (6,650)          7,050         8,096         3,618      (12,237)
derivatives
Interest element included in capital lease obligations            1,706          1,209         5,437         5,083         6,321
Unrealised foreign exchange (gain) / loss                       (3,221)          (780)      (12,524)       (3,940)         5,161
Change in operating assets and liabilities                        1,186          (625)         4,959         5,054         3,746
Net cash provided by operating activities                        19,835         20,707        52,011        61,598        82,028

INVESTING ACTIVITIES
Additions to newbuildings                                       (1,246)          (415)     (137,711)     (230,187)     (278,560)
Additions to vessels and equipment                                (312)          (534)       (3,816)       (3,449)       (8,232)
Long-term restricted cash                                       (5,974)          (845)      (53,813)      (37,342)      (37,515)
Purchase of unlisted investments                                      -              -       (3,000)             -             -
Short-term restricted cash and investments                      (2,572)        (8,013)       (1,750)      (36,179)      (31,806)
Net cash used in investing activities                          (10,104)        (9,807)     (200,090)     (307,157)     (356,113)

FINANCING ACTIVITIES
Proceeds from long-term debt                                          -              -       420,000       110,000       110,000
Proceeds from long-term capital lease obligation                      -              -        44,800       163,715       163,715
Repayments of long-term capital lease obligation                  (529)              -       (2,490)             -         (894)
Repayments of long-term debt                                   (11,969)       (12,071)     (276,509)      (42,243)      (62,281)
Financing costs paid                                              (117)           (13)       (3,743)       (2,286)       (2,740)
Dividends paid to minority shareholders                         (7,200)              -       (7,200)             -             -
Payments to repurchase equity                                         -              -         (667)           (7)             -
Net cash (used in) / provided by financing activities          (19,815)       (12,084)       174,191       229,179       207,800

Net (decrease) / increase in cash and cash equivalents         (10,084)        (1,184)        26,112      (16,380)      (66,285)
Cash and cash equivalents at beginning of period                 87,794        102,687        51,598       117,883       117,883
Cash and cash equivalents at  end of period                      77,710        101,503        77,710       101,503        51,598

Notes

1. The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.

2. The comparative financial information for the three months and nine months ended September 30, 2004 reflect adjustments from the Company's previously reported results for those periods which relate to the Company's equity in net earnings of Korea Line Corporation and which were reported at the time Golar's audited financial statements were filed in June 2005. The adjustments reduce the reported net income for the three months and nine months ended September 30, 2004 by $0.4 million and $4.6 million respectively, or on an earnings per share basis by $nil and $0.07 respectively.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Golar LNG Limited
                                                        (Registrant)




Date  November 29, 2005                         By  /s/ Graham Robjohns
                                                ---------------------------
                                                     Graham Robjohns
                                                     Chief Financial Officer
03849.0004 #621941